Mail Stop 4561
      February 1, 2006

Mr. Wayne I. Danson
President
Advanced Communications Technologies, Inc.
420 Lexington Avenue
New York, NY 10170

	Re:	Advanced Communications Technologies, Inc.
		Form 10-K for the Fiscal Year Ended June 30, 2005
		Form 10-Q for the Three Months Ended September 30, 2005
		File No. 0-30486

Dear Mr. Danson:

      We have reviewed your filings and have the following comments.
In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Note 4 - Investment in Unconsolidated Partnership, page F-12

1. Please provide us with a reconciliation of the loss on the redemption of your Yorkville interest with the details of the investment as provided in your footnotes. If applicable, please tell us where any discrepancies were recorded in your financial statements between your footnote and the reported loss.

Note 6 - Acquisition of Cyber-Test, Inc., page F-13

2. Please explain to us the factors that contributed to a purchase price with significant amounts of goodwill. Please explain your methodology for allocating the purchase price and tell us how the purchase price was allocated. Refer to paragraphs 39, 51 and A14 of
SFAS 141. Additionally, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Note 7 - Licensed Intangibles, page F-13

3. Please tell us how you determined that the acquisition of Hy-Tech constituted a business combination under paragraph 9 of SFAS 141 and
EITF 98-3 as it appears you only acquired intangible assets. Also, in your response explain the factors that contributed to a purchase price that resulted in recognition of goodwill.

Note 9 - Notes and Loan Payable, page F-14

4. Please tell us how you considered imputing interest expense under
APB 21 with regards to the non-interest bearing notes and loans payable.

5. Please explain to us how you have considered the guidance in SFAS
133, EITF 00-19, EITF 98-5 and EITF 00-27 in determining the accounting for the conversion features embedded in your convertible debt and Series A and B Preferred Stock.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3414 if you have questions.
      			Sincerely,


      Jorge Bonilla
      Senior Staff Accountant





Mr. Wayne I. Danson
Advanced Communications Technologies, Inc.
February 1, 2006
Page 1